[FSAC - Letter to Stockholders]

                            [FSAC Letterhead]



December 6, 1996

Dear Stockholder:

On December 6, 1996, the Company's Board of Directors adopted a
Stockholder Rights Plan. I have enclosed a summary of the Plan.

Our Stockholder Rights Plan is intended to protect stockholders in the event of coercive or unfair takeover tactics or an unsolicited attempt to acquire control of the Company in a transaction that the Board determines is not in the stockholders' best interests. Over 1,700 other publicly-traded companies have adopted stockholder rights plans similar to ours.

Following a thorough review, the Board concluded that a Stockholder Rights Plan was the best available means of protecting your right to retain your equity investment in FSAC and realize the full value of that investment.

The Plan has been adopted in order to strengthen the ability of the Board to protect the interests of all stockholders. The Plan is not intended to prevent a takeover of FSAC at a full and fair price and will not do so. However, it should discourage any attempt to acquire FSAC in a way or on terms not approved by the Board as being in the best interests of stockholders.

In adopting the Stockholder Rights Plan, we are expressing our confidence that there are substantial long-term values inherent in FSAC that we are working hard to achieve. Building our businesses for the future and striving to maximize value for stockholders remain the preeminent goals of management and the Board.

                                         Very truly yours,

                                         Gilbert D. Scharf
                                         Chairman


SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

              On December 6, 1996, the Board of Directors of Financial Services Acquisition Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on December 16, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at a Purchase Price of $22.50, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

              Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of
(i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or, with respect to persons who beneficially own 15% or more of the outstanding shares of Common Stock on December 6, 1996, such person has acquired, or obtained the right to acquire, beneficial ownership of an additional 5% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or grants under shareholder approved benefit plans, or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

              The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 6, 2006, unless earlier redeemed or exchanged by the Company as described below.

              As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

              In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of such an event until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

              For example, at an exercise price of $22.50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $45.00 worth of Common Stock (or other consideration under certain circumstances, as noted above) for $22.50. Assuming that the Common Stock had a per share value of $5.00 at such time, the holder of each valid Right would be entitled to purchase 9 shares of Common Stock for $22.50.

              In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

              At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

              At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The foregoing notwithstanding, the Rights generally may not be redeemed for 180 days following a change in a majority of the Board as a result of a proxy contest.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

              Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

              A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's registration statement on Form 8-A with respect to the Rights and is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.